WOODSIDE
AUSTRALIAN ENERGY

02 FEB 25 AM 8:43

30 January 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02015354

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Woodside not being selected for the Veba acquisition, lodged with the Australian Stock Exchange ("ASX") on 30 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

30 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Woodside not being selected for the Veba acquisition, lodged with the Australian Stock Exchange ("ASX") on 30 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ______________________ X

Dated ______________________ X

82.2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 30 January 2002
10.30 am (WST)

WOODSIDE NOT SELECTED FOR VEBA ACQUISITION

Woodside Energy Ltd. has been advised, following its expression of interest in acquiring Veba Oil and Gas GmbH, that it has not been selected as preferred bidder.

Woodside's Managing Director, John Akehurst, said Veba presented a strategically attractive package for the company to supplement oil production from its Australian-based assets.

"The acquisition would have provided Woodside with an excellent opportunity to build a broad portfolio of international assets that would have substantially increased production and revenues and provided a platform for future growth, " Mr Akehurst said.

"This was our first major acquisition attempt and I was very pleased with the quality of research and due diligence which was undertaken on the Veba assets. We were rigorous and disciplined in our approach to the financial parameters that underpinned our bid.

"We set ourselves a price that would deliver value to our shareholders and we were not prepared to go beyond that."

Mr Akehurst said that Woodside had an exciting portfolio of organic growth opportunities which were progressing well and that the company would also continue to look for acquisitions which would create shareholder value.

MEDIA INQUIRIES

Woodside Energy Ltd.

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES

Woodside Energy Ltd.

Geoff Wedgwood, Investor Relations Manager

W: (08) 9348 4283 M: (0419) 944 297